FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of March, 2007


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: 21 March, 2007

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99 Notification to the Netherlands Authority for the Financial Markets dated 21 March 2007

Exhibit 99

                      Reporting form for securities transactions in one's own issuing institution
                                                (Article 47a Wte 1995)
Part I

1.       the name of the issuing institution                  : Unilever N.V.
2.       the name of the required reporting party             : John Rice

Type of security
3.       Type of security                                              :NV New York Registry Shares
         (shares, options, warrants, other)

4.       To be filled in if applicable:
-        Nominal value of the security               : EUR 0.16
-        Type of option (call/put/employee option/other)      : not applicable
-        Exercise price                     : not applicable

Characteristics of the transactions indicated in questions 3 and 4 above
5.       date of the transaction                                       : 19 March 2007

6.       number of acquired securities by the transaction              : Vesting of 18,705 shares, 6,800 shares were
         withheld/sold to cover tax, leaving a balance of 11,905 shares

     7.  number of securities sold by the transaction                  : 6,800

     8.  price of the securities                                       : US$ 28.44

     9.  Open/close (in the case of options)                  : not applicable

10.      Location of the performance of the transactions (if the transaction occurred via a regulated market)      :
         not applicable




Part II
Reason for the notification: what is the relationship between the party who is obliged to notify and the issuing institution?
----- ------------------------------------------------------------------------------------------- ---------------
      Categories of parties obligated to make a notification
----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
1     Any person who determines or contributes to the daily management of the                           NO
      institution;
----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
2     Any person who supervises the management of the board of directors and the general                NO
      affairs of the company and the entities connected with it;
----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
3     Any person who holds a managerial position and by virtue of this position has the                YES
      authority to make decisions regarding the future development and company prospects of the issuing institution and who regularly can have knowledge of insider information;
----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
4     Spouses, registered partners, or partners of the individual falling under categories 1            NO
      through 3, or other individuals who live together with the individual falling under categories 1 through 3 in a comparable manner;

----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
5     Children of the individual falling under categories 1 through 3 who fall under their              NO
      authority or are under guardianship for which this individual is named as guardian;

----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
6     Other blood relations that related persons of the individual falling under categories 1           NO
      through 3 which on the date of the transaction concerned, had lived at least one year in the same household with this individual;

----- ------------------------------------------------------------------------------------------- ---------------
----- --------------------------------------------- --------------------------------------------- ---------------
7     Corporations, trusts as defined in Article    i) by which the manager rests                       NO
      1, section c, of the Wet toezicht             responsibility upon an individual as
      trustkantoren of personenvennootschappen:     described under 1 through 6;

----- --------------------------------------------- --------------------------------------------- ---------------
----- --------------------------------------------- --------------------------------------------- ---------------
                                                    ii) that is under the control of an                 NO
                                                    individual as described under 1 through 6;

----- --------------------------------------------- --------------------------------------------- ---------------
----- --------------------------------------------- --------------------------------------------- ---------------
                                                    iii) that is set up for the advantage of an         NO
                                                    individual as described under 1 through 6;

----- --------------------------------------------- --------------------------------------------- ---------------
----- --------------------------------------------- --------------------------------------------- ---------------
                                                    iv) in which the economic interest is               NO
                                                    actually equivalent to an individual as
                                                    described under 1 through 6.
----- --------------------------------------------- --------------------------------------------- ---------------


Is the notification by the obligated party delivered through a representative chosen by the issuing institution?:  YES
If YES, the name and the function of this person                       : JAA van der Bijl

Information of the obligated party (the information hereunder will not be recorded in the register)
Address                                                                : Unilever NV
                                                                         Corporate Secretaries Department
Postal code, city, province, country                                   : PO Box 760 3000 DK Rotterdam

Telephone number of obligated party or contact person                  : +31 10 217 4094

I hereby certify that the foregoing information is true to the best of my knowledge:
Name                                                                   : JAA van der Bijl
Date and city                                                          : 21 March 2007, Rotterdam
Signature





                         Reporting form for securities transactions in one's own issuing institution
                                                   (Article 47a Wte 1995)
Part I

1.       the name of the issuing institution                  : Unilever N.V.
2.       the name of the required reporting party             : Harish Manwani

Type of security
3.       Type of security                                              :NV New York Registry Shares
         (shares, options, warrants, other)

4.       To be filled in if applicable:
-        Nominal value of the security               : EUR 0.16
-        Type of option (call/put/employee option/other)      : not applicable
-        Exercise price                     : not applicable

Characteristics of the transactions indicated in questions 3 and 4 above
5.       date of the transaction                                       : 19 March 2007

6.       number of acquired securities by the transaction              : Vesting of 12,498 shares, 3,931 shares were
         withheld/sold to cover tax, leaving a balance of 8,567 shares

     7.  number of securities sold by the transaction                  : 3,931

     8.  price of the securities                                       : US$ 28.44

     9.  Open/close (in the case of options)                  : not applicable

10.      Location of the performance of the transactions (if the transaction occurred via a regulated market)      : not
         applicable




Part II
Reason for the notification: what is the relationship between the party who is obliged to notify and the issuing institution?
----- ------------------------------------------------------------------------------------------- ---------------
      Categories of parties obligated to make a notification
----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
1     Any person who determines or contributes to the daily management of the                           NO
      institution;
----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
2     Any person who supervises the management of the board of directors and the general                NO
      affairs of the company and the entities connected with it;
----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
3     Any person who holds a managerial position and by virtue of this position has the                YES
      authority to make decisions regarding the future development and company prospects of the issuing institution and who regularly can have knowledge of insider information;
----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
4     Spouses, registered partners, or partners of the individual falling under categories 1            NO
      through 3, or other individuals who live together with the individual falling under categories 1 through 3 in a comparable manner;

----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
5     Children of the individual falling under categories 1 through 3 who fall under their              NO
      authority or are under guardianship for which this individual is named as guardian;

----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
6     Other blood relations that related persons of the individual falling under categories 1           NO
      through 3 which on the date of the transaction concerned, had lived at least one year in the same household with this individual;

----- ------------------------------------------------------------------------------------------- ---------------
----- --------------------------------------------- --------------------------------------------- ---------------
7     Corporations, trusts as defined in Article    i) by which the manager rests                       NO
      1, section c, of the Wet toezicht             responsibility upon an individual as
      trustkantoren of personenvennootschappen:     described under 1 through 6;

----- --------------------------------------------- --------------------------------------------- ---------------
----- --------------------------------------------- --------------------------------------------- ---------------
                                                    ii) that is under the control of an                 NO
                                                    individual as described under 1 through 6;

----- --------------------------------------------- --------------------------------------------- ---------------
----- --------------------------------------------- --------------------------------------------- ---------------
                                                    iii) that is set up for the advantage of an         NO
                                                    individual as described under 1 through 6;

----- --------------------------------------------- --------------------------------------------- ---------------
----- --------------------------------------------- --------------------------------------------- ---------------
                                                    iv) in which the economic interest is               NO
                                                    actually equivalent to an individual as
                                                    described under 1 through 6.
----- --------------------------------------------- --------------------------------------------- ---------------


Is the notification by the obligated party delivered through a representative chosen by the issuing institution?:  YES
If YES, the name and the function of this person                       : JAA van der Bijl

Information of the obligated party (the information hereunder will not be recorded in the register)
Address                                                                : Unilever NV
                                                                         Corporate Secretaries Department
Postal code, city, province, country                                   : PO Box 760 3000 DK Rotterdam

Telephone number of obligated party or contact person                  : +31 10 217 4094

I hereby certify that the foregoing information is true to the best of my knowledge:
Name                                                                   : JAA van der Bijl
Date and city                                                          : 21 March 2007, Rotterdam
Signature





                         Reporting form for securities transactions in one's own issuing institution
                                                   (Article 47a Wte 1995)
Part I

1.       the name of the issuing institution                  : Unilever N.V.
2.       the name of the required reporting party             : Sandy Ogg

Type of security
3.       Type of security                                              :NV New York Registry Shares
         (shares, options, warrants, other)

4.       To be filled in if applicable:
-        Nominal value of the security               : EUR 0.16
-        Type of option (call/put/employee option/other)      : not applicable
-        Exercise price                     : not applicable

Characteristics of the transactions indicated in questions 3 and 4 above
5.       date of the transaction                                       : 19 March 2007

6.       number of acquired securities by the transaction              : Vesting of 1,980 shares, 720 shares were
         withheld/sold to cover tax, leaving a balance of 1,260 shares

     7.  number of securities sold by the transaction                  : 720

     8.  price of the securities                                       : US$ 28.44

     9.  Open/close (in the case of options)                  : not applicable

10.      Location of the performance of the transactions (if the transaction occurred via a regulated market)      : not
         applicable




Part II
Reason for the notification: what is the relationship between the party who is obliged to notify and the issuing institution?
----- ------------------------------------------------------------------------------------------- ---------------
      Categories of parties obligated to make a notification
----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
1     Any person who determines or contributes to the daily management of the                           NO
      institution;
----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
2     Any person who supervises the management of the board of directors and the general                NO
      affairs of the company and the entities connected with it;
----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
3     Any person who holds a managerial position and by virtue of this position has the                YES
      authority to make decisions regarding the future development and company prospects of the issuing institution and who regularly can have knowledge of insider information;
----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
4     Spouses, registered partners, or partners of the individual falling under categories 1            NO
      through 3, or other individuals who live together with the individual falling under categories 1 through 3 in a comparable manner;

----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
5     Children of the individual falling under categories 1 through 3 who fall under their              NO
      authority or are under guardianship for which this individual is named as guardian;

----- ------------------------------------------------------------------------------------------- ---------------
----- ------------------------------------------------------------------------------------------- ---------------
6     Other blood relations that related persons of the individual falling under categories 1           NO
      through 3 which on the date of the transaction concerned, had lived at least one year in the same household with this individual;

----- ------------------------------------------------------------------------------------------- ---------------
----- --------------------------------------------- --------------------------------------------- ---------------
7     Corporations, trusts as defined in Article    i) by which the manager rests                       NO
      1, section c, of the Wet toezicht             responsibility upon an individual as
      trustkantoren of personenvennootschappen:     described under 1 through 6;

----- --------------------------------------------- --------------------------------------------- ---------------
----- --------------------------------------------- --------------------------------------------- ---------------
                                                    ii) that is under the control of an                 NO
                                                    individual as described under 1 through 6;

----- --------------------------------------------- --------------------------------------------- ---------------
----- --------------------------------------------- --------------------------------------------- ---------------
                                                    iii) that is set up for the advantage of an         NO
                                                    individual as described under 1 through 6;

----- --------------------------------------------- --------------------------------------------- ---------------
----- --------------------------------------------- --------------------------------------------- ---------------
                                                    iv) in which the economic interest is               NO
                                                    actually equivalent to an individual as
                                                    described under 1 through 6.
----- --------------------------------------------- --------------------------------------------- ---------------


Is the notification by the obligated party delivered through a representative chosen by the issuing institution?:  YES
If YES, the name and the function of this person                       : JAA van der Bijl

Information of the obligated party (the information hereunder will not be recorded in the register)
Address                                                                : Unilever NV
                                                                         Corporate Secretaries Department
Postal code, city, province, country                                   : PO Box 760 3000 DK Rotterdam

Telephone number of obligated party or contact person                  : +31 10 217 4094

I hereby certify that the foregoing information is true to the best of my knowledge:
Name                                                                   : JAA van der Bijl
Date and city                                                          : 21 March 2007, Rotterdam
Signature